84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:
Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4349-1846

FOR IMMEDIATE RELEASE

NOTICE TO SHAREHOLDERS

LUXEMBOURG — JUNE 28, 2005 — Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) today announced that the Ordinary General Meeting of Quilmes Industrial (QUINSA) S.A. (the “Company”) for the financial year ended December 31, 2004, took place in Luxembourg on June 24, 2005. Under the Chairmanship of Mr. Jacques Louis de Montalembert, the meeting heard the report of the Board of Directors and the reports of the statutory and independent auditors for the financial year 2004.

The meeting approved the statutory accounts as well as the consolidated accounts of the Company for the year ended December 31, 2004, and decided to allocate the loss of $ 11,293,996.55 in the statutory accounts to results brought forward so that the net profit brought forward as of December 31, 2004 amounts to $ 25,230,146.05.

The meeting re-elected Mr. Alvaro Sainz de Vicuña as director of the company. The meeting also confirmed the definitive election to the Board of Mr. Joao Castro Neves, who had been co-opted during the year as director of the Company.

The meeting further decided to increase the number of members of the Board of Directors to 14 and elected Messrs. Alvaro Cardoso de Souza, Gustavo Alfredo Horacio Ferrari, Diego Miguens and Gonzalo Tanoira to serve as directors of the Company.

This meeting was followed by the Extraordinary General Meeting, which approved the reduction of the share capital of the Company from its current amount of U.S. dollars 41,699,101.- to U.S. dollars 34,696,460.- by way of cancellation of 5,330,807 Class A shares and 22,060,412 Class B shares held in treasury as of April 30, 2005, together with a concurrent reduction of the non-distributable reserve corresponding to the cancelled shares as well as of the legal reserve. As a result, the share capital is now $ 34,696,460 represented by 631,772,693 Class A shares and 48,768,241 Class B shares.

At the Extraordinary General Meeting it was also decided to change the end of the financial year of the Company to April 30. An ordinary general meeting of shareholders of the Company will be convened for July 15, 2005, to approve the accounts for the financial year ending April 30, 2005. Such meeting shall be followed by an extraordinary general meeting, which shall resolve on changing the financial year end of the Company back to December 31 and for the first time to December 31, 2005.

Copies of the Annual Report of QUINSA are available at the registered office, 84 Grand-Rue, L-1660 Luxembourg

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls 87.6 percent of Quilmes International (Bermuda) (“QIB”). The remaining 12.4 percent stake is held by Beverage Associates (BAC) Corp. (“BAC”) and by Companhia de Bebidas das Americas — AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay, and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell the AmBev brands in Argentina, Bolivia, Paraguay and Uruguay. Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.quinsa.com or www.quinsa.com.ar

# # #